UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Grupo Aeroportuario del Pacifico Reports passenger Traffic Increase of 5.7% for the Month of March

GUADALAJARA, Mexico, April 04, 2019 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacifico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of March 2019, compared to traffic figures for March 2018.

During March 2019, total terminal passengers increased by 5.7% at the Company’s 13 airports, compared to the same period of the previous year. Domestic passenger traffic increased by 3.9%, while international passenger traffic increased by 7.8%.

Domestic Terminal Passengers (in thousands):

Airport	Mar-18	Mar-19	Change	Jan-Mar 18	Jan-Mar 19	Change
Guadalajara	858.1	882.2	2.8%	2,367.6	2,420.4	2.2%
Tijuana*	465.1	496.1	6.7%	1,314.4	1,361.2	3.6%
Puerto Vallarta	127.4	126.3	-0.9%	338.4	351.8	4.0%
Los Cabos	142.2	140.9	-0.9%	385.3	394.7	2.4%
Montego Bay	0.7	0.6	-12.1%	1.9	1.8	-4.8%
Guanajuato	127.3	163.7	28.6%	349.2	462.0	32.3%
Hermosillo	149.3	144.1	-3.5%	401.3	385.0	-4.1%
Mexicali	99.9	96.3	-3.6%	264.5	266.0	0.6%
La Paz	80.4	74.9	-6.9%	210.2	210.1	-0.1%
Morelia	29.0	38.4	32.3%	88.4	110.2	24.7%
Aguascalientes	53.8	53.0	-1.6%	152.8	142.9	-6.5%
Los Mochis	29.1	29.9	2.8%	82.9	83.8	1.1%
Manzanillo	7.2	7.8	7.2%	23.1	23.9	3.3%
Total	2,169.6	2,254.2	3.9%	5,980.0	6,213.6	3.9%

International Terminal Passengers (in thousands):

Airport	Mar-18	Mar-19	Change	Jan-Mar 18	Jan-Mar 19	Change
Guadalajara	327.2	326.3	-0.3%	982.4	988.1	0.6%
Tijuana*	180.9	223.0	23.3%	529.4	658.1	24.3%
Puerto Vallarta	444.0	459.8	3.6%	1,218.6	1,257.0	3.2%
Los Cabos	391.3	410.8	5.0%	1,015.6	1,056.2	4.0%
Montego Bay	424.3	491.1	15.7%	1,194.1	1,336.1	11.9%
Guanajuato	60.5	57.0	-5.7%	180.6	171.3	-5.1%
Hermosillo	6.2	5.3	-15.0%	18.3	17.1	-6.5%
Mexicali	0.4	0.6	37.7%	1.3	1.4	8.8%
La Paz	1.1	1.6	45.3%	2.9	3.6	24.8%
Morelia	27.3	34.1	24.7%	90.5	101.3	11.9%
Aguascalientes	13.4	14.1	5.3%	42.2	44.5	5.6%
Los Mochis	0.6	0.5	-13.5%	1.6	1.6	1.0%
Manzanillo	13.8	13.5	-2.0%	41.1	37.2	-9.6%
Total	1,890.8	2,037.6	7.8%	5,318.6	5,673.5	6.7%

Total Terminal Passengers (in thousands):

Airport	Mar-18	Mar-19	Change	Jan-Mar 18	Jan-Mar 19	Change
Guadalajara	1,185.3	1,208.6	2.0%	3,350.0	3,408.5	1.7%
Tijuana*	646.0	719.1	11.3%	1,843.7	2,019.3	9.5%
Puerto Vallarta	571.4	586.1	2.6%	1,557.0	1,608.7	3.3%
Los Cabos	533.5	551.7	3.4%	1,400.9	1,450.9	3.6%
Montego Bay	424.9	491.7	15.7%	1,196.0	1,337.9	11.9%
Guanajuato	187.8	220.8	17.6%	529.8	633.3	19.5%
Hermosillo	155.5	149.4	-4.0%	419.6	402.1	-4.2%
Mexicali	100.3	96.9	-3.4%	265.9	267.4	0.6%
La Paz	81.5	76.4	-6.2%	213.1	213.6	0.3%
Morelia	56.3	72.5	28.6%	178.9	211.5	18.2%
Aguascalientes	67.3	67.1	-0.2%	195.0	187.5	-3.9%
Los Mochis	29.7	30.4	2.5%	84.5	85.4	1.1%
Manzanillo	21.0	21.3	1.2%	64.2	61.0	-5.0%
Total	4,060.5	4,291.8	5.7%	11,298.5	11,887.1	5.2%

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX Users:

Airport	Mar-18	Mar-19	Change	Jan-Mar 18	Jan-Mar 19	Change
Tijuana	173.9	219.4	26.2%	510.0	647.3	26.9%

Highlights for the Period:

  Seats and Load Factors:  In March 2019, GAP registered a 0.9% increase in the number of seats available compared to March 2018; while load factors for the month increased by 390 basis points, f rom 81.4% in March 2018 to 85.3% in March 2019.

  New Routes:
    Hermosillo to Mexico City: VivaAerobus
    Hermosillo to Chihuahua: Volaris
    Hermosillo to Ciudad Juarez: Volaris
    Hermosillo to Merida: Volaris
    Mexicali to Chihuahua: Volaris
    Tijuana to Loreto: Volaris
    Tijuana to Merida: Volaris
    Montego Bay to St. Louis: Southwest

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.  In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:
Saúl Villarreal, Chief Financial and Administrative Officer Alejandra Soto, IR and Financial Planning Manager Gisela Murillo, Investor Relations Maria Barona, i-advize Corporate Communications	svillarreal@aeropuertosgap.com.mx asoto@aeropuertosgap.com.mx gmurillo@aeropuertosgap.com.mx / +523338801100 ext.20294 mbarona@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: April 4, 2019	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer